SRKP 7, INC.
1900 Avenue of the Stars
Los Angeles, California 90067

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
NOTICE OF CHANGE IN THE  COMPOSITION
OF THE BOARD OF DIRECTORS

June 9, 2006

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act requires the mailing of this Information Statement to the stockholders of SRKP 7, Inc., a Delaware corporation (the “Company”), not less than ten (10) days before a contemplated change in a majority of its directors otherwise than at a meeting of the Company’s stockholders. As such, this Information Statement is being furnished on or about June 9, 2006 to all of the holders of record as of the close of business on June 7, 2006 (the “Record Date”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”).

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of the Record Date, there were 4,005,556 shares of Common Stock issued, outstanding and entitled to vote. This is the number of shares of Common Stock after giving effect to a .111 to 1 stock dividend. There is no other class of capital stock currently issued and outstanding and, accordingly, entitled to vote. Each share of Common Stock is entitled to cast one vote. As indicated above, NO VOTE OR OTHER ACTION OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

INFORMATION REGARDING THE CHANGE IN COMPOSITION
OF THE BOARD OF DIRECTORS

Pursuant to Share Exchange Agreement (the “Exchange Agreement”) by and among the Company, Dr. John Kovach (“Seller”), and Lixte Biotechnology, Inc. (“Lixte”), the Company shall acquire from Seller all of the issued and outstanding shares of Lixte (the “Lixte Shares”) in exchange (the “Exchange”) for the issuance by the Company of an aggregate of 19,021,786 shares (the “Company Shares”) of Company Common Stock to the Seller.

Richard Rappaport and Anthony Pintsopoulos are currently the directors of the Company. In accordance with the terms of the Exchange Agreement, the Company has agreed to appoint Dr. John S. Kovach and Dr. Philip F. Palmedo to the Company’s Board of Directors, and Messrs. Rappaport and Pintsopoulos have agreed to resign as directors. Accordingly, after the Exchange, the Board of Directors of the Company shall be comprised of Dr. John S. Kovach and Dr. Philip F. Palmedo.

Richard Rappaport is currently the Company’s President and Anthony Pintsopoulos is currently the Company’s Secretary and Chief Financial Officer. In accordance with the terms of the Exchange Agreement, Mr. Rappaport has agreed to resign as the President and Mr. Pintsopoulos has agreed to resign as Secretary and Chief Financial Officer effective immediately after the Exchange. The Board of Directors will then appoint Dr. John S. Kovach as President of the Company.

The following tables set forth information regarding the Company’s current executive officers and directors and the Company’s proposed executive officers and directors after the Exchange is completed. If any proposed director listed in the table below should become unavailable for any reason, which the Company does not anticipate, the directors will vote for any substitute nominee or nominees. Each member of the board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers and Directors
Name	Age	Position
Richard Rappaport	46	Director and President
Anthony Pintsopoulos	49	Director, Secretary and Chief Financial Officer

Richard A. Rappaport, President and Director, is the founder of WestPark Capital, Inc. and has been its Chief Executive Officer since September 1999. WestPark Capital, Inc. is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer at WestPark Capital, Inc. Prior to joining WestPark Capital, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates (JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company’s IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand, Boston, Massachusetts. Also he owned his own CPA firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Post-Exchange Executive Officers and Directors
Name	Age	Position

Dr. John S. Kovach	69	President, Director
Dr. Philip F. Palmedo	72	Director

The Company intends to appoint at least one additional independent director as soon as possible after the Exchange.

Dr. John S. Kovach.

Dr. Kovach founded Lixte in August 2005 and is its President and a member of Lixte’s Board of Directors. He received a BA (cum laude) from Princeton University and an MD (AOA) from the College of Physicians & Surgeons, Columbia University. Dr. Kovach trained in Internal Medicine and Hematology at Presbyterian Hospital, Columbia University and spent six years in the laboratory of Chemical Biology, National Institute of Arthritis and Metabolic diseases studying control of gene expression in bacterial systems.

Dr. Kovach was recruited to Stony Brook University in 2000 to found the Long Island Cancer Center (now named the Stony Brook University Cancer Center). He is presently Chair, Department of Preventive Medicine, Stony Brook University, Stony Brook, New York. From 1994 to 2000, Dr. Kovach was Executive Vice President for Medical and Scientific Affairs, City of Hope National Medical Center in Los Angeles, California. His responsibilities included oversight of all basic and clinical research initiatives at the City of Hope. During that time he was also Director of the Beckman Research Center at City of Hope and a member of the Arnold and Mabel Beckman Scientific Advisory Board in Newport Beach, California.

From 1976 to 1994, Dr. Kovach was a consultant in oncology and director of the Cancer Pharmacology Division at the Mayo Clinic in Rochester, Minnesota. During this time, he directed the early clinical trials program for evaluation of new anti-cancer drugs as principal investigator of contracts from the National Cancer Institute. From 1986 to 1994, he was also Chair of the Department of Oncology and Director of the NCI-designated Mayo Comprehensive Cancer Center. During that time, Dr. Kovach, working with a molecular geneticist, Steve Sommer MD, PhD, published extensively on patterns of acquired mutations in human cancer cells as markers of environmental mutagens and as potential indicators of breast cancer patient prognosis. Dr. Kovach has published over 100 articles on the pharmacology, toxicity, and effectiveness of anti-cancer treatments and on the molecular epidemiology of breast cancer. Dr. Kovach will direct the Company and Lixte, Inc. with the approval of the State University of New York at Stony Brook and the New York State Ethics Commission.

Dr. Philip F. Palmedo

Dr. Palmedo has had a diversified career as a physicist, entrepreneur, corporate manager and writer. Dr. Palmedo received his undergraduate degree from Williams College and M.S. and Ph.D. degrees from MIT. He carried out experimental nuclear reactor physics research at MIT, Oak Ridge National Laboratory, the French Atomic Energy Commission Laboratory at Saclay and Brookhaven National Laboratory (BNL). At BNL in 1972 he initiated and was the first head of the Energy Policy Analysis Group. In 1974 he served with the Energy Policy Office of the White House and in the following year initiated the BNL Developing Country Energy Program.

In 1979 Dr. Palmedo founded the International Resources Group, an international professional services firm in energy, environment and natural resources. He served as its Chairman and CEO until 1988 and since that time remains as Chairman of the company. In 1985 the company was recognized by Inc. Magazine as one of the 500 fastest growing private companies in the U.S.

In 1988 Dr. Palmedo joined in the formation of Kepler Financial Management, Ltd., a quantitative financial research and trading company. Dr. Palmedo held the position of President and Managing Director until the end of 1991 when Renaissance Technologies Corporation acquired the company. In 2005 he started a new hedge fund, Kepler Asset Management, and is a Managing Director of the firm.

Dr. Palmedo was the designer and, in 1992, became the first president of the Long Island Research Institute. LIRI was formed by Brookhaven National Laboratory, Cold Spring Harbor Laboratory, and Stony Brook University to facilitate the commercialization of technologies developed in their research and development programs. LIRI guided fledgling companies and started several new high tech entities. In order to provide “zero-stage” financing, LIRI created the Long Island Venture Fund, which evolved into the $250 million Topspin Fund.

Dr. Palmedo served on the boards of Asset Management Advisors and the Teton Trust Company and is currently a member of the Board of Directors of EHR Investments and the Gyrodyne Corporation of America. Dr. Palmedo also served on the Board of Trustees of Williams College and of the Stony Brook (University) Foundation and chaired the Foundation’s Investment Committee. He is the founding Chairman of the non-profit Cultural Preservation Fund.

Dr. Palmedo has served as a consultant and advisor to numerous corporations and national and international agencies in science, technology and environmental policy including the MacArthur Foundation, the U.S. National Academy of Sciences, International Atomic Energy Agency, UNIDO, Organization of American States, the Governments of Sweden, Denmark, Dominican Republic, Indonesia, Somalia, Sudan, Egypt and Peru. He is the author of many publications in nuclear reactor physics, energy and environment, and technology and economic development. Dr. Palmedo has two sons and lives in St. James, Long Island, N.Y. with his wife, Elisabeth.

Compliance With Section 16(a) of The Exchange Act

Section 16(a) of the Exchange Act requires the Company’s officers, directors and persons who beneficially own more than 10% of the Company’s common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, as of the fiscal quarter ended March 31, 2006, no person who is an officer, director or beneficial owner of more than 10% of the Company’s common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned by (i) those persons or groups known to beneficially own more than 5% of the Company’s common stock prior to the closing of the Exchange, (ii) those persons or groups who will beneficially own more than 5% of the Company’s common stock on and after the closing of the Exchange, (iii) each current director and each person who will become a director upon the closing of the Exchange, (iv) all current directors and executive officers as a group and (v) all directors and executive officers after the closing of the Exchange as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

	Before Closing of Exchange (1)		After Closing of Exchange(2)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Current Officers, Directors and 5% Holders
Debbie Schwartzberg 800 5th Avenue New York, New York	1,155,000	28.8%	1,154,845	4.2%
Richard Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, California 90067	1,155,000	28.8%	1,154,845	4.2%
TMC Ulster Holdings, Inc. 1900 Avenue of the Stars, Suite 310 Los Angeles, California 90067	1,005,556	25.1%	1,005,556	3.6%
Tom Poletti 1900 Avenue of the Stars, Suite 310 Los Angeles, California 90067	270,000	6.7%	269,973	*
Anthony C. Pintsopoulos 1900 Avenue of the Stars, Suite 310 Los Angeles, California 90067	270,000	6.7%	269,973	*
Glenn Krinsky 1900 Avenue of the Stars, Suite 310 Los Angeles, California 90067	150,000	3.7%	149,985	*

Post Exchange Officers, Directors and 5% Holders
Dr. John S. Kovach 248 Route 25A, #2 East Setauket, NY 11733	__________	____	19,021,786	69.1%
Dr. Philip F. Palmedo 248 Route 25A, #2 East Setauket, NY 11733	_________	____	256,666(3)	*

All Officers and directors as a group (two persons prior to following the consummation of the Exchange)	1,425,000	35.5%	19,278,452	70.0%
_____________________
(1) Based on 4,005,556 shares outstanding on June 8, 2006.
(2) Based on 27,531,846 shares of the Company’s common stock projected to be outstanding following the closing of the Exchange and the completion of a Private Placement of the Company’s shares of Common Stock of $1,500,000, the maximum amount of such placement.
(3) Consists of shares issuable pursuant to the exercise of immediately exercisable options to be granted to Dr. Palmedo as of the closing of the Exchange.

EXECUTIVE COMPENSATION

For the current fiscal year, Dr. Kovach does not anticipate receiving any compensation from the Company in view of the Company’s early stage status. He will be reimbursed for any out-of-pocket expenses. Any future compensation arrangements will be subject to the approval of the board of directors.

Option Grants in 2005

None.

Aggregated Option Exercises in 2005 and Option Values at December 31, 2005

None.

Option Plans

Members of the Board of Directors

Each outside member of the Board will receive options to purchase 200,000 shares of common stock at the initial private placement price of $0.333/ share with one third of the options (66,666 shares) vesting immediately upon joining the board and one third vesting annually for two years on the anniversary of that date.

Board member Dr. Phillip Palmedo also will receive additional options to purchase 190,000 shares of common stock at $0.333 per share for services rendered in developing the business plan for Lixte, all of which will vest effective the date of the Exchange.

Indemnification

Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s Certificate of Incorporation and Bylaws provide for indemnification. The provisions in our certificate of incorporation, bylaws and the Delaware statute do not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provisions also do not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

We have been advised that in the opinion of the Securities and Exchange Commission, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We may enter into indemnification agreements with each of our present or future directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. The indemnification agreements may require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

•	obtain directors’ and officers’ insurance.

At present, there is no pending litigation or proceeding involving our director/officer or involving any of our employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, neither the Company’s directors and executive officers, nor any proposed nominee for election as one of the Company’s directors or executive officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights of the Company’s capital stock, has during the past three years had any material interest in any transaction to which the Company is a party. Messrs. Rappaport and Pintsopoulos are affiliated with WestPark Capital, Inc. (“WestPark”). The Company has engaged WestPark as the placement agent in connection with a private placement of up to $1.5 million to occur concurrently with the Exchange (the “Placement”). As consideration for WestPark’s services, the Company will pay to WestPark the following:

•	A 10% commission and a 4% non-accountable fee on the total gross proceeds raised in the Placement; and

•
Five-year warrants to purchase Common Stock of the Company equal to (a) 10% of the number of Shares sold in the Placement exercisable at $0.333 per share (the Placement Agent Warrants), and (b) 2% of the number of Shares sold in the Placement exercisable at $0.333 per share (the Incentive Warrants).

The shares underlying the Warrants will have standard demand registration and piggyback rights and a cashless exercise provision.

Additionally, the Company will pay to WestPark a cash fee of $45,000 in connection with the Exchange.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKRP 7, INC. /s/ Richard Rappaport Name: Richard Rappaport Title: President Dated: June 8, 2006